NR10-06

June 17, 2010

Cardero Announces Normal Course Issuer Bid

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) is pleased to announce that it has filed a notice with the Toronto Stock Exchange (“TSX”) for, and received its approval to make, a Normal Course Issuer Bid (“NCIB”) permitting the Company to purchase for cancellation up to 4,500,000 common shares (“Shares”), representing approximately 9.7% of its public float.  The Company has 58,685,602 Shares issued and outstanding, and a public float (calculated under TSX rules) of approximately 46,586,829 Shares, as at June 16, 2010.

The average daily trading volume on the TSX for the six months preceding June 1, 2010 was 79,740 Shares.  Subject to the Company’s ability to make “block” purchases under TSX rules and Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (“Rule 10b-18”), the daily repurchase restriction during the course of the NCIB is 25% of the average daily trading volume for either the four calendar weeks preceding the week in which the purchase is effected or 19,935 Shares, whichever is the lower.  The Company may buy back Shares anytime during the 12-month period beginning on June 21, 2010 and ending on June 20, 2011 or on such earlier date as the Company may complete its purchases pursuant to the NCIB, or provide notice of termination.  Any purchases under the NCIB will be made through the facilities of the TSX or the NYSE-Amex, in compliance with the rules of the TSX and Rule 10b-18.  The Company will pay the market price at the time of acquisition of Shares purchased through the facilities of the TSX or the NYSE-Amex, subject to any restrictions under the rules of the TSX and Rule 10b-18.  Approval of the NCIB is not required from the NYSE-Amex; however, notification has been provided to NYSE-Amex.  The actual number of Shares which may be purchased, and the timing of any such purchases, will be determined by the Company, in accordance with the rules of the TSX and Rule 10b-18.

The Company believes that purchases under the NCIB constitute a desirable use of its funds on the basis that recent market prices of the Shares do not, and at certain times during the course of the NCIB may not, fully reflect the value of its business and future business prospects.  In addition, the Issuer believes that the NCIB will provide an opportunity for those of its shareholders who wish to receive cash in respect of the recently completed sale of the Pampa de Pongo iron project in Peru to do so in a way that is more tax advantageous that a dividend would be.  While the Issuer does not believe that there are many such holders, it wishes to provide an opportunity for them to do so (at least partially).  The Company has not previously engaged in a normal course issuer bid.  Shares that are purchased pursuant to the NCIB will be cancelled by the Company, thereby enhancing the remaining shareholders’ value by increasing their proportionate interests.

Shareholders of the Company will be provided with a summary of the material information contained in the Notice of Intention to Make a Normal Course Issuer Bid filed with the TSX in connection with the NCIB in the next quarterly report of the Company to be mailed to shareholders and filed on SEDAR and with the Securities and Exchange Commission.  Shareholders may obtain a copy of the Notice of Intention to Make a Normal Course Issuer Bid from the Company without charge.

ABOUT CARDERO RESOURCE CORP.

Cardero's focus through 2010 is to realise the considerable value it believes is locked in its remaining iron ore assets in the Marcona District of southern Peru, and in Minnesota, USA while continuing to progress its base and precious metal exploration projects in Argentina and Mexico, and aggressively seek out and potentially acquire new advanced stage projects.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Steve Stakiw, Manager – Corporate Communications & Investor Relations

Email:  sstakiw@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the Company’s views regarding the market price of its common shares, its plans to undertake a normal course issuer bid, and the objectives of the normal course issuer bid, the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the Company to acquire advanced stage projects, the potential for the Company to acquire additional positions in early stage ventures, business and financing plans and business trends, are forward-looking statements.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.